HAN LOGISTICS, INC.

3889 VISTACREST DRIVE

RENO, NEVADA  89509

March 8, 2012

Kevin Woody, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Comment letter dated January 24, 2012, regarding the Annual Report on Form

            10-K of Han Logistics, Inc., a Nevada corporation (the “Company”), for the calendar year ended December 31, 2010

Dear Mr. Woody:

I am writing in response to the above-referenced comment letter.  The Company provides its response to your comment as set forth below:

1.  We note your response to comment 2 of our letter dated November 10, 2011.  The information provided on your website continues to be inconsistent with the disclosure in your 10-K.  Please reconcile your website with your status as a shell company and the disclosure in your Exchange Act reports or advise.

After further consideration of the Company’s current operational status, and the extremely limited value that its web site brings, management has decided to shut down the Company’s web site, effective immediately.

Thank you very much.

HAN LOGISTICS, INC., a Nevada

corporation

By /s/ Amee Han Lombardi

Amee Han Lombardi, President